UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

As previously disclosed by Mainz Biomed N.V. (the “Company”) in a Current Report on Form 6-K on October 18, 2024, the Company N.V. made available its Management’s Discussion and Analysis of Financial Condition and Results of Operations, and unaudited Financial Statements each for the six months ended June 30, 2024.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of dated October 21, 2024, announcing the Company’s results for the six months ended June 30, 2024.

Exhibit No.	Exhibit
99.1	Press Release dated October 21, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2024	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

2